UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: July 23, 2003

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59213, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated July 22, 2003.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000; AND
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003.

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 23, 2003	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

   EARNINGS RELEASE

   TEEKAY SHIPPING CORPORATION
REPORTS SECOND QUARTER RESULTS

2nd Quarter Highlights

  Net income of $96.9 million or $2.39 per share, third highest quarterly EPS in Teekay's history
  EBITDA of $182.2 million, of which $56.2 million was from long-term fixed-rate contracts
  Navion's results included for the first time; contributed $28.8 million, or $0.71 per share, in net income and $59.8 million in EBITDA
  Acquired 16 percent stake in A/S Dampskibsselskabet Torm

Nassau, The Bahamas, July 22, 2003 — Teekay Shipping Corporation today reported net income of $96.9 million, or $2.39 per share, for the quarter ended June 30, 2003, compared to net income of $4.0 million, or $0.10 per share, for the quarter ended June 30, 2002. The results for the quarter ended June 30, 2003 included a $3.8 million, or $0.09 per share, write-down in the carrying value of certain older vessels sold in July 2003. Excluding this write-down, the Company would have reported net income of $100.7 million, or $2.48 per share, for the quarter ended June 30, 2003. Net voyage revenues for the quarter were $353.1 million, compared to $129.8 million recorded in the same period in 2002, while income from vessel operations increased to $132.4 million from $22.6 million. The results for the current quarter reflect the significant increase in spot tanker charter rates compared to the same period last year, as well as the inclusion of the results of Navion ASA commencing April 1, 2003.

Net income for the six months ended June 30, 2003 was $150.5 million, or $3.72 per share, compared to $19.6 million, or $0.49 per share, for the same period last year. The results for the six months ended June 30, 2003 included a $30.6 million, or $0.76 per share, write-down in the carrying value of certain older vessels and a $4.9 million, or $0.12 per share, write-down in the carrying value of certain marketable securities. Excluding these non-cash charges, net income for the six months ended June 30, 2003 would have been $185.9 million, or $4.60 per share. Net voyage revenues for the six months ended June 30, 2003 were $566.0 million, compared to $266.0 million in the same period last year, while income from vessel operations increased to $235.9 million from $55.4 million.

Acquisition of Navion ASA

In April 2003, Teekay completed its acquisition of Navion ASA, the results of which are included from April 1, 2003.

For the quarter ended June 30, 2003, Navion contributed $28.8 million, $0.71 per share, in net income, with $13.0 million, or $0.32 per share, attributable to Navion’s shuttle tanker business and $15.8 million, or $0.39 per share, attributable to Navion’s conventional tanker business. Navion generated $59.8 million in EBITDA in the second quarter of 2003.

During the quarter the Company replaced its $500 million 364-day facility obtained to assist with the purchase of Navion with a $550 million five-year facility from a syndicate of banks.

Operating Results

In recent years the Company has substantially grown its long-term fixed-rate contract business to complement its spot tanker business. The following table highlights certain financial information of the Company’s two main segments (see “Teekay Fleet” section for a breakdown of the fleet composition):

	Three Months Ended June 30, 2003 (unaudited)			Three Months Ended June 30, 2002 (unaudited)
(in thousands of U.S. dollars)	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	222,186	130,898	353,084	94,214	35,594	129,808
Vessel operating expenses	32,415	23,115	55,530	32,624	10,039	42,663
Time-charter hire expense	50,828	42,655	93,483	13,496	--	13,496
Depreciation and amortization	27,800	21,975	49,775	25,919	10,844	36,763
EBITDA	125,950	56,212	182,162	36,411	22,911	59,322
Percentage of total EBITDA	69%	31%	100%	61%	39%	100%

Long-Term Fixed-Rate Contract Fleet

The long-term fixed-rate contract segment includes the Company’s shuttle tanker operations (Navion and Ugland Nordic Shipping), floating storage and off-take (FSO) vessels, an LPG carrier, and certain conventional crude oil and product tankers on long-term contracts. In the long-term contract segment, the Company has six newbuilding vessels on order; a shuttle tanker that is scheduled to deliver in the third quarter of 2003 and five conventional crude oil tankers (three Suezmax and two Aframax tankers) that are expected to deliver in the fourth quarter of 2003 and early 2004 onto 12-year contracts with ConocoPhillips.

For the quarter ended June 30, 2003, EBITDA for the Company’s long-term contract business was $56.2 million compared to $22.9 million in the second quarter of 2002. The Company expects this segment of its business to generate EBITDA of approximately $260 million in 2004.

Spot Tanker Fleet

The following table highlights the net voyage revenue per calendar-ship-day, or time-charter equivalent (TCE), performance of the Company’s Spot Tanker Fleet:

	Three months ended			Six months ended
	June 30, 2003	March 31, 2003	June 30, 2002	June 30, 2003	June 30, 2002

Spot Tanker Fleet
VLCC Fleet
Calendar Days	176	90	91	266	181
TCE per calendar-ship-day	$43,261	$78,178	$10,451	$55,075	$12,094

Suezmax Fleet
Calendar Days	612	--	--	612	--
TCE per calendar-ship-day	$45,180	--	--	$45,180	--

Aframax Fleet
Calendar Days	5,597	5,160	5,287	10,757	10,528
TCE per calendar-ship-day	$27,327	$28,761	$14,730	$28,015	$15,726

Oil/Bulk/Ore ("OBO") Fleet
Calendar Days	646	720	728	1,366	1,448
TCE per calendar-ship-day	$17,209	$17,775	$13,331	$17,507	$11,401

Large Product Tanker Fleet
Calendar Days	177	--	--	177	--
TCE per calendar-ship-day	$42,881	--	--	$42,881	--

Small Product Tanker Fleet
Calendar Days	960	--	--	960	--
TCE per calendar-ship-day	$12,155	--	--	$12,155	--

Tanker Market Overview

Average tanker rates remained relatively strong during the second quarter of 2003, although they declined from the high levels seen in the previous quarter. The decline in rates was largely driven by a decrease in oil consumption, reduced oil supplies from long-haul sources and the easing of tensions in the Middle East. Suspended Iraqi crude exports were only partially offset by increased production from other OPEC members. Consequently, global oil supply declined to 78.1 million barrels per day (mb/d) compared to 78.8 mb/d in the first quarter; however, it remained 2.4 mb/d higher than in the second quarter of 2002. In addition, the return to near normal oil production levels in Venezuela displaced some long-haul oil supply from the Middle East, reducing overall tanker ton-mile demand.

Global oil demand, an underlying driver of tanker demand, was estimated by the International Energy Agency (“IEA”) to be 76.2 mb/d in the second quarter of 2003, a decline of 2.5 mb/d compared to the previous quarter, mainly due to seasonal factors, but 0.6 mb/d higher than in the second quarter of 2002. As of July 11, 2003, the IEA was forecasting oil demand of 78.6 mb/d for the second half of 2003, a 3.1% increase over the second quarter. For 2004, the IEA forecasts an increase in oil demand of 1.3% over 2003.

The size of the world tanker fleet decreased to 312.7 million deadweight tons (“mdwt”) as of June 30, 2003, down 0.4% from the end of the previous quarter. A total of 7.9 mdwt was sold for demolition or otherwise removed from the fleet in the second quarter, compared to 3.2 mdwt in the previous quarter, while deliveries of tanker newbuildings during the second quarter totalled 6.7 mdwt, down from 8.9 mdwt in the previous quarter. As of June 30, 2003, the world tanker orderbook was 69.4 mdwt, representing 22.2% of the total world tanker fleet, compared to 65.4 mdwt, or 20.8%, at the end of the previous quarter. The Aframax tanker orderbook as of June 30, 2003 was 132 ships or 19.9% of the existing fleet, up from 126 ships or 19.1% as of March 31, 2003.

On June 4, 2003, the EU Parliament passed legislation that will accelerate the phase-out of single-hull tankers, ban the carriage of heavy oils on single-hull tankers and impose a Condition Assessment Scheme (CAS) for single-hull tankers older than 15 years. These regulations are expected to come into effect from September 1, 2003, immediately banning approximately 11 percent of the existing world tanker fleet from trading in European waters.

At its July 2003 meeting, the International Maritime Organization (IMO), the global maritime regulatory body, considered a proposal from the EU to apply the accelerated EU phase-out schedule of single-hull tankers on a worldwide basis. The IMO agreed to an early phase out of Category 1 tankers, representing approximately 12 percent of the existing world tanker fleet by mid-2005. It decided to reconvene in December 2003 to finalize the phase-out dates for Categories 2 and 3 tankers and consider the remaining key points of the EU proposal.

Teekay Fleet

As of June 30, 2003, the Teekay fleet (excluding vessels managed for third parties) consisted of 151 vessels, including 43 time-chartered-in vessels and 15 newbuilding tankers on order. In April 2003, the Company sold the TEEKAY FULMAR (1983-built Aframax OBO), the CLARE SPIRIT (1986-built Aframax tanker), and the SHANNON SPIRIT (1987-built Aframax tanker).

The following is a summary of the Teekay fleet as of June 30, 2003:

	Number of Vessels

	Owned Vessels	Chartered-in Vessels	Newbuildings on Order	Total

Spot Tanker Fleet:
VLCCs	1	2	--	3
Suezmaxes	1	6	--	7
Aframaxes	51	10	9	70
OBOs (1)	7	--	--	7
Large Product Tankers	--	2	--	2
Small Product Tankers	--	11	--	11

Total Spot Tanker Fleet	60	31	9	100

Long-Term Fixed-Rate Contract Fleet:
Shuttle Tankers (2)	26	12	1	39
Conventional Tankers	3	--	5	8
Floating Storage & Offtake ("FSO") Vessels	3	--	--	3
LPG Carrier	1	--	--	1

Total Long-Term Fixed-Rate Fleet	33	12	6	51

Total	93	43	15	151

(1)     Includes one 67%-owned OBO carrier and one 52%-owned OBO carrier.
(2)     Includes seven shuttle tankers of which the Company’s ownership interest ranges from 50% to 89%.

Subsequent to June 30, 2003, the Company sold 3 vessels from its spot tanker fleet: the MAGELLAN SPIRIT (1985-built Aframax tanker), the CLYDE SPIRIT (1985-built Aframax tanker), and the MERSEY SPIRIT (1986-built Aframax tanker), for total gross proceeds of approximately $22.8 million. Included in the results for the quarter ended June 30, 2003, is a $3.8 million write-down related to the sale of these vessels.

Liquidity and Capital Expenditures

As of June 30, 2003, the Company had total liquidity of $715.1 million, comprising $293.2 million in cash and cash equivalents and $421.9 million in undrawn medium-term revolving credit facilities.

As of June 30, 2003, the Company had approximately $435 million in remaining capital commitments relating to 14 of its 15 newbuildings on order (one vessel will be on a capital lease). Of this, $125 million is due in the second half of 2003, $190 million in 2004, and $120 million in 2005. Medium-term financing arrangements totalling $232 million exist for six of the newbuildings scheduled for delivery.

Other Highlights

On July 10, 2003, the Company announced its ownership of a 16 percent stake in A/S Dampskibsselskabet Torm (Torm). The Company acquired, through its wholly-owned subsidiary Pacific International Investments Inc., 2,906,000 shares of Torm at a price of DKK83 per share, representing a total investment of approximately $37.3 million.

Headquartered in Copenhagen, Denmark, Torm is a leading carrier of refined petroleum products, operating three product tanker pools totaling over 60 vessels, including 21 owned vessels. In addition, Torm operates a drybulk carrier pool.

About Teekay

Teekay is the leading provider of international crude oil and petroleum product transportation services transporting more than 10 percent of the world’s sea-borne oil.

Headquartered in Nassau, Bahamas, with offices in 12 countries, Teekay employs more than 4,200 seagoing and shore-based staff around the world. The Company has earned a reputation for safety and excellence in providing transportation services to major oil companies, oil traders and government agencies worldwide.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

The Company plans to host a conference call at 11:00 a.m. EDT (8:00 a.m. PDT) on July 23, 2003, to discuss the results for the quarter. All shareholders and interested parties are invited to listen to the live conference call through the Company’s web site at www.teekay.com. A recording of the call will be available until July 31, 2003 by dialing (719) 457-0820, access code 250472, or via the Company’s web site until August 23, 2003.

Contact: Investor Relations
Attn: Jerome Holland
(604) 844-6654
Web site: www.teekay.com

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF INCOME

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Six Months Ended
	June 30, 2003 (unaudited)	March 31, 2003 (unaudited)	June 30, 2002 (unaudited)	June 30, 2003 (unaudited)	June 30, 2002 (unaudited)
NET VOYAGE REVENUES
Voyage revenues	462,271	282,232	186,935	744,503	375,565
Voyage expenses	109,187	69,334	57,127	178,521	109,598

Net voyage revenues	353,084	212,898	129,808	565,982	265,967

OPERATING EXPENSES
Vessel operating expenses	55,530	42,646	42,663	98,176	83,050
Time-charter hire expense	93,483	12,911	13,496	106,394	26,210
Depreciation and amortization	49,775	39,130	36,763	88,905	72,841
General and administrative	21,909	14,727	14,327	36,636	28,494

	220,697	109,414	107,249	330,111	210,595

Income from vessel operations	132,387	103,484	22,559	235,871	55,372

OTHER ITEMS
Interest expense	(21,700)	(14,386)	(14,478)	(36,086)	(29,179)
Interest income	1,287	846	1,001	2,133	1,793
Income tax expense	(13,864)	(3,322)	(3,810)	(17,186)	(6,991)
Write-down of vessels	(3,758)	(26,792)	--	(30,550)	--
Other - net	2,523	(6,251)	(1,321)	(3,728)	(1,353)

	(35,512)	(49,905)	(18,608)	(85,417)	(35,730)

Net income	96,875	53,579	3,951	150,454	19,642

Earnings per common share
- Basic	$2.43	$1.35	$0.10	$3.78	$0.50
- Diluted	$2.39	$1.32	$0.10	$3.72	$0.49

Weighted-average number of common
shares outstanding
- Basic	39,825,796	39,740,399	39,631,949	39,783,334	39,593,419
- Diluted	40,522,720	40,451,189	40,348,900	40,455,731	40,278,281

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at June 30, 2003 (unaudited)	As at December 31, 2002
ASSETS
Cash and cash equivalents	293,199	284,625
Other current assets	184,668	102,933
Marketable securities - long-term	12,914	13,630
Vessels and equipment	2,401,468	1,928,488
Advances on newbuilding contracts	182,176	138,169
Other assets	130,736	166,472
Intangible assets	120,560	--
Goodwill	130,291	89,189

Total Assets	3,456,012	2,723,506

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable and accrued liabilities	145,695	105,950
Current portion of long-term debt	152,803	83,605
Long-term debt	1,502,558	1,047,217
Other long-term liabilities	83,671	44,512
Minority interest	21,136	20,324
Stockholders' equity	1,550,149	1,421,898

Total Liabilities and Stockholders' Equity	3,456,012	2,723,506

TEEKAY SHIPPING CORPORATION
SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Six Months Ended June 30,
	2003 (unaudited)	2002 (unaudited)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES

Net cash flow from operating activities	274,482	112,009

FINANCING ACTIVITIES
Net proceeds from long-term debt	1,496,499	19,260
Scheduled repayments of long-term debt	(37,203)	(25,897)
Prepayments of long-term debt	(945,000)	--
Other	(10,691)	(17,078)

Net cash flow from financing activities	503,605	(23,715)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(115,657)	(80,373)
Expenditures for drydocking	(13,784)	(13,546)
Expenditure for the purchase of Navion ASA	(698,301)	--
Acquisition costs related to purchase of Navion ASA	(5,289)	--
Proceeds from disposition of assets	42,615	--
Other	20,903	4,790

Net cash flow from investing activities	(769,513)	(89,129)

Increase (decrease) in cash and cash equivalents	8,574	(835)
Cash and cash equivalents, beginning of the period	284,625	174,950

Cash and cash equivalents, end of the period	293,199	174,115

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2003 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	222,186	130,898	353,084
Vessel operating expenses	32,415	23,115	55,530
Time-charter hire expense	50,828	42,655	93,483
Depreciation and amortization	27,800	21,975	49,775
General and administrative	12,993	8,916	21,909

Income from vessel operations	98,150	34,237	132,387

	Three Months Ended March 31, 2003 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	173,468	39,430	212,898
Vessel operating expenses	31,613	11,033	42,646
Time-charter hire expense	12,911	--	12,911
Depreciation and amortization	26,867	12,263	39,130
General and administrative	11,589	3,138	14,727

Income from vessel operations	90,488	12,996	103,484

	Three Months Ended June 30, 2002 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	94,214	35,594	129,808
Vessel operating expenses	32,624	10,039	42,663
Time-charter hire expense	13,496	--	13,496
Depreciation and amortization	25,919	10,844	36,763
General and administrative	11,683	2,644	14,327

Income from vessel operations	10,492	12,067	22,559

	Six Months Ended June 30, 2003 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	395,654	170,328	565,982
Vessel operating expenses	64,028	34,148	98,176
Time-charter hire expense	63,739	42,655	106,394
Depreciation and amortization	54,667	34,238	88,905
General and administrative	24,582	12,054	36,636

Income from vessel operations	188,638	47,233	235,871

TEEKAY SHIPPING CORPORATION
SUPPLEMENTAL INFORMATION

(in thousands of U.S. dollars)

	Six Months Ended June 30, 2002 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Net voyage revenues	194,485	71,482	265,967
Vessel operating expenses	63,657	19,393	83,050
Time-charter hire expense	26,210	--	26,210
Depreciation and amortization	51,102	21,739	72,841
General and administrative	23,086	5,408	28,494

Income from vessel operations	30,430	24,942	55,372

TEEKAY SHIPPING COPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars, except per share data)

	Three Months Ended June 30, 2003 (unaudited)	Six Months Ended June 30, 2003 (unaudited)

Net income, as reported	96,875	150,454
Write-down in carrying value of vessels	3,758	30,550
Write-down in carrying value of marketable securities	--	4,910

Net income, as adjusted	100,633	185,914

Diluted earnings per share, as reported	2.39	3.72
Write-down in carrying value of vessels	0.09	0.76
Write-down in carrying value of marketable securities	-	0.12

Diluted earnings per share, as adjusted	2.48	4.60

TEEKAY SHIPPING CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

(in thousands of U.S. dollars)

	Three Months Ended June 30, 2003 (unaudited)
	Navion	Teekay Consolidated

Net income	28,785	96,875
Interest expense	5,614	20,413
Income tax expense	14,790	13,864
Depreciation and amortization	10,549	49,775
Other	47	1,235

EBITDA(1)	59,785	182,162

	Three Months Ended June 30, 2003 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Income from vessel operations	98,150	34,237	132,387
Depreciation and amortization	27,800	21,975	49,775

EBITDA(1)	125,950	56,212	182,162

	Three Months Ended June 30, 2002 (unaudited)
	Spot Tanker Fleet	Long-term Fixed-Rate Contract Fleet	Total Fleet

Income from vessel operations	10,492	12,067	22,559
Depreciation and amortization	25,919	10,844	36,763

EBITDA(1)	36,411	22,911	59,322

(1)     EBITDA represents net income before interest expense, income tax expense, depreciation and amortization expense and other items. EBITDA is included because such data is used by certain investors to measure a company’s financial performance. EBITDA is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by accounting principles generally accepted in the United States.

FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding anticipated EBITDA for the Company’s long-term fixed-rate contract segment in 2004, tanker charter rates, newbuilding deliveries, applicable industry regulations, and the balance of supply and demand in the crude tanker market. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil and petroleum products, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil; the rate of growth of the long-term fixed-rate contract segment of our business; and other factors discussed in Teekay’s Report on Form 20-F for the fiscal year ended December 31, 2002 and subsequent SEC filings, including the Rule 424(B) prospectus supplement filed with the SEC on February 14, 2003.